# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Heritage Insurance Holdings, Inc., CIK 0001598665
CUSIP: 42727J102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1401 N WESTSHORE BLVD, TAMPA, Florida (FL), 33607
Date of event which requires filing of this statement: 08/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001672048

## Reporting persons
- Raymond T. Hyer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,093,878; shared voting power 0; sole dispositive power 2,093,878; shared dispositive power 0; aggregate amount beneficially owned 2,093,878 (7.04% of the class)
  Comment: Based on an aggregate of 29,732,416 shares of common stock, par value $0.0001 per share (the "Common Stock"), of Heritage Insurance Holdings, Inc. (the "Issuer") outstanding as of August 2, 2026.

## Item 1. Issuer
Name of issuer: Heritage Insurance Holdings, Inc.
Address of issuer's principal executive offices: 1401 N. Westshore Blvd., Tampa, Florida 33607

## Item 2. Person Filing
Name of person filing: This Schedule 13G/A is being filed by and on behalf of Raymond T. Hyer (the "Reporting Person").
Address of principal business office or, if none, residence: The address of the Reporting Person is 3919 E. 7th Ave, Tampa, Florida 33605.
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4 is set forth in Rows 5 - 11 of the cover page hereto and incorporated by reference herein.
Percent of class: The information required by Item 4 is set forth in Rows 5 - 11 of the cover page hereto and incorporated by reference herein.
Sole power to vote or to direct the vote: The information required by Item 4 is set forth in Rows 5 - 11 of the cover page hereto and incorporated by reference herein.
Shared power to vote or to direct the vote: The information required by Item 4 is set forth in Rows 5 - 11 of the cover page hereto and incorporated by reference herein.
Sole power to dispose or to direct the disposition: The information required by Item 4 is set forth in Rows 5 - 11 of the cover page hereto and incorporated by reference herein.
Shared power to dispose or to direct the disposition: The information required by Item 4 is set forth in Rows 5 - 11 of the cover page hereto and incorporated by reference herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group:
Notice is hereby given, pursuant to Item 9 of Schedule 13G, that the group that had previously reported beneficial ownership of Common Stock on this Schedule 13G, as amended, completed its dissolution effective as of August 27, 2026. As of that date, the remaining members of the group ceased to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13d-5 thereunder.

The Reporting Person remains the beneficial owner of more than 5% of the Common Stock of the Issuer, and each other former member of the group has ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer. From and after the date of dissolution, any filings required under Section 13 of the Exchange Act with respect to the securities of the Issuer will be made by the Reporting Person individually.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Raymond T. Hyer: /s/ Raymond T. Hyer, Raymond T. Hyer (09/09/2026)